Exhibit 99.1

IM Cannabis Engages MZ Group to Lead Strategic Investor Relations
and Shareholder Communications Program

TORONTO, ON and GLIL YAM, ISRAEL – February 8, 2022 - IM Cannabis Corp. (NASDAQ: IMCC) (CSE: IMCC) (“IM Cannabis” or the “Company”), a leading medical and adult-use recreational cannabis company with operations in Israel, Canada, and Germany, has engaged international investor relations specialists MZ Group (“MZ”) to lead the Company’s strategic investor relations and financial communications program across all key markets.

MZ will work closely with IM Cannabis management to develop and implement a comprehensive capital markets strategy designed to increase the Company’s visibility throughout the investment community. The campaign will highlight IM Cannabis’ position at the forefront of the global cannabis industry and the Company’s progress with its expansion strategy through regulatory and supply chain expertise, synergistic multi-market benefits, global consumer insights, and advancements in medical cannabis. MZ maintains offices worldwide and has developed a distinguished reputation as a premier resource for institutional investors, brokers, analysts, and private investors.

Brooks Hamilton, Director at MZ North America, will advise IM Cannabis in all facets of corporate and financial communications, including the coordination of non-deal roadshows and investment conferences across key cities and building brand awareness with financial and social media outlets.

Brooks Hamilton commented: “IM Cannabis has built a diversified portfolio of brands to supply premium, forward-looking product offerings to consumers on a global scale, supported by high quality cultivation and a robust distribution platform. As a multi-country operator with a footprint in the three largest federally legal markets, the Company is uniquely positioned to capitalize on evolving industry and consumer trends within the medical cannabis and adult-use recreational markets, and to capture further international market share.”

Oren Shuster, Chief Executive Officer of IM Cannabis, commented: “We are working to maximize the potential of our global supply chain, as well as achieve continued market-share growth of our popular brands in Canada, broaden our sales channels in Israel, and prepare for our entrance to the European market. We look forward to working with Brooks and the entire team at MZ Group to effectively communicate our strategy for sustainable, long-term value creation for our shareholders.”

For more information on IM Cannabis, please visit the Company’s website at www.imcannabis.com. To schedule a conference call with management, please email your request to IMCC@mzgroup.us or call Brooks Hamilton at +1 949-546-6326.

The investor relations agreement between the Company and MZ (the “Agreement”) commenced on February 1, 2022 for a term of three months until April 30, 2022, and will automatically renew for an indefinite period, subject to termination by either party upon 30 days prior written notice. Pursuant to the Agreement, MZ Group will be paid a fee of USD $14,000 per month, plus applicable taxes. Subject to the terms of the Agreement and if the Agreement remains in effect as of August 1, 2022, the Company will issue MZ 35,000 common shares at a price per share to be determined on the market price of the Company’s common shares on the Canadian Securities Exchange (“CSE”) on the trading day prior to August 1, 2022, subject to applicable discounts permitted under CSE policies.

About IM Cannabis Corp.

IM Cannabis (NASDAQ: IMCC) (CSE: IMCC) is a leading international cannabis company providing premium products to medical patients and adult-use recreational consumers. IM Cannabis is one of the very few companies with operations in Israel, Germany, and Canada, the three largest federally legal markets. The ecosystem created through its international operations leverages the Company's unique data-driven perspective and product supply chain globally. With its commitment to responsible growth and financial prudence, and the ability to operate within the strictest regulatory environments, the Company has quickly become one of the leading cultivators and distributors of high-quality cannabis globally.

The IM Cannabis ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd. (“Focus Medical”), which cultivates, imports, and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centres and logistical hubs in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IM Cannabis ecosystem operates through Adjupharm GmbH (“Adjupharm”), where it also distributes cannabis to pharmacies to medical cannabis patients. In Canada, IM Cannabis operates through Trichome Financial Corp. (“Trichome”) and its subsidiaries Trichome JWC Acquisition Corp. (“TJAC”) and MYM Nutraceuticals Inc. (“MYM”), where it cultivates and processes cannabis for the adult-use market at its Ontario, Nova Scotia, and Quebec facilities under the WAGNERS and Highland Grow brands. For more information, please visit www.imcannabis.com.

About MZ Group

MZ North America is the US division of MZ Group, a global investor relations and corporate communications leader. MZ North America was founded in 1996 and provides full scale Investor Relations to both private and public companies across all industries. Supported by an exclusive one-stop-shop approach, MZ works with top management to support its clients’ business strategies via integrated product and service categories: 1) IR Consulting & Outreach – full service investor relations and roadshow services; 2) IPO Advisory & SPAC IR - preparation for the Pre-IPO journey and leading sponsor/target companies through the SPAC business combination; 3) Public Relations – targeted campaigns and broad media outreach; 4) ESG iQ & Advisory – reporting technology platform and ESG guidance; 5) Market Intelligence – real time ownership monitoring; 6) Technology Solutions – websites, webcasting, conference calls, distribution services and board portals. MZ has a global footprint with offices located in New York, Chicago, San Diego, Aliso Viejo, Austin, Minneapolis, Taipei and São Paulo. For more information, please visit www.mzgroup.us.

Disclaimer for Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking information”). Forward-looking information are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the Company’s progress with its expansion strategy, its ability to capitalize on evolving industry and consumer trends, increasing margin and growth in market share of the Company’s brands, broadening sales channels, and further expansion and entry into new markets and jurisdictions.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan and the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining “de facto” control over Focus Medical in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: any failure of the Company to maintain “de facto” control over Focus Medical, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses; any determination that the Company is directly engaging in the Israeli medical cannabis market; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture, import, export or use of medical and/or recreational cannabis, as applicable, in Israel, Canada and Germany; any unexpected failure of any of Focus Medical, TJAC or MYM to maintain in good standing or renew all required licenses, permits or authorizations to conduct cannabis activities in their respective jurisdictions; reliance on the Company's commercial facilities in Canada and Focus Medical's commercial facilities in Israel to conduct medical cannabis activities and any unexpected failure of the Company, its subsidiaries or Focus Medical to maintain such commercial facilities in good standing with all applicable regulations; the ability of the Company, its subsidiaries and Focus Medical to maintain primary and ancillary business licenses, permits and approvals; the Company and Focus Medical having to rely on third party cannabis producers to supply Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; any unexpected failure of any of Focus Medical, Adjupharm, Trichome or MYM to maintain in good standing or renew all required licenses, permits or authorizations to conduct cannabis activities in their respective jurisdictions; reliance on the Company’s commercial facilities in Germany and Canada and Focus Medical’s commercial facilities in Israel to conduct medical cannabis activities and any unexpected failure of the Company, its subsidiaries or Focus Medical to maintain such commercial facilities in good standing with all applicable regulations, including all required licenses and permits; any adverse consequences as a result of certain legal proceedings initiated by Israeli municipal authorities against Focus Medical, Oren Shuster, and certain other shareholders and stakeholders of Focus Medical (the “Construction Proceedings”); unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the number of cases of COVID-19, and the ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; unexpected consequences that may arise if Focus Medical were to lose its designation as an essential service in the State of Israel during any current or resurgent COVID-19 outbreak; the extent to which COVID-19 impacts the global economy; the success of new COVID-19 workplace policies and the ability of people to return to workplaces inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; and the Company’s ability to maintain or improve the brand position of the IM Cannabis brand in the Israeli medical cannabis markets.

Please see the other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company's management's discussion and analysis dated November 15, 2021 and annual information form dated April 26, 2021 filed with Canadian securities regulators and which are available on the Company's issuer profile on SEDAR at www.sedar.com. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:
Maya Lustig, Director Investor & Public Relations
IM Cannabis
+972-54-677-8100
maya.l@imcannabis.com

Investor Relations:
Brooks Hamilton, Director
MZ Group – MZ North America
+1 949-546-6326
IMCC@mzgroup.us